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Exhibit 11.1

Consent of Independent Accounting Firm

Naqi Logix Inc.

Vancouver, British Columbia

We consent to the inclusion in this Offering Statement of Naqi Logix Inc. (the “Company”) on Form 1-A of our report dated December 29, 2021, with respect to our audit of the financial statements of the Company as of June 30, 2021 and for the period from August 4, 2020 (inception) to June 30, 2021, which report appears in this Offering Statement. Our report contains an explanatory paragraph regarding the Company’s ability to continue as a going concern.

BDO Canada LLP

Vancouver, British Columbia

June 30, 2022

BDO Canada LLP, a Canadian limited liability partnership, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.